[DATARAM LOGO]



                       DATARAM CORPORATION



                       2006 ANNUAL REPORT
























Table of Contents

1  Chairman' s Letter

2  Management' s Discussion and Analysis
   of Financial Condition and Results
   of Operations

6  Financial Review

20 Selected Financial Data








[PICTURE OF ROBERT TARANTINO]

Chairman' s Letter

To Our Shareholders:

The last fiscal year has been a challenging one for our company. Early in the year, we concluded that our largest customer's financial difficulties were serious enough that we had to reluctantly cease competing for their business. Sales to this original equipment manufacturer had accounted for approximately $22 million of our revenues in the prior fiscal year and only $3 million in fiscal year 2006, all in our first quarter. Additionally, our revenues were adversely impacted by a decline in the average selling prices for our products which was caused by a larger than normal decline in the price of memory chips. The Company's average selling price per gigabyte declined by approximately 22% in fiscal 2006 compared to the prior year.

Recognizing that our Company has significant operating leverage and that achieving top line growth is our most important priority, we have taken the following steps to meet these challenges. After interviewing a number of candidates, we hired Tony Pawlik as Vice President of Sales. Mr. Pawlik has over 25-years of technology sales management experience with industry leaders such as Samsung and Texas Instruments. With this sales leadership resource in place, we have focused our sales and marketing resources back on the underlying principles that built our compatible memory business. From a resource standpoint, we have expanded our domestic sales team, adding eight professionals. We will utilize the additional capacity to reinforce our value proposition at the end-user and value-added reseller level. This level of customer relationship is key to facilitating revenue growth by creating demand at the source. With this strategy and additional capacity, we expect to expand our customer base of large corporate end-users and value-added resellers. While we have increased our selling capacity, we have made other operational changes that should keep our overall cost structure materially unchanged.

Despite the significant challenges, we operated profitably and our already strong financial condition continued to improve. For fiscal 2006, we achieved:

* Net earnings of $2.8 million.

* Cash flow generated from operating activities of $5.5 million.

* Dividends paid totaling $1.8 million.

* Open market stock repurchases totaling $230,000.

* Working capital growth of 10% to $21.4 million.

* A current ratio of 8.9, with cash and equivalents increasing by 51% to $14.0 million.


As we enter the new fiscal year, we see signs that the organizational changes we have put in place are beginning to have a positive impact. Our quotation rate is up from recent quarters and our order rate has improved. We are optimistic that we will see improved operating performance in fiscal 2007.

Our Board of Directors' goal has always been to build shareholder value. In May, 2005, the Board of Directors initiated a regular quarterly cash dividend of $0.05 per share. In February, 2006, the Board of Directors approved a 20% increase to the quarterly dividend, which now stands at $0.06 per share.

On behalf of the Company's Board of Directors and management team, I would like to thank our shareholders for their continued support and our employees for their hard work and dedication.



July 10, 2006
Robert V. Tarantino
Chairman of the Board of Directors,
President and Chief Executive Officer


                                   Page 1


Management's Discussion and Analysis of Financial Condition and
Results of Operations

Overview

Dataram is a developer, manufacturer and marketer of large capacity memory products primarily used in high performance network servers and workstations. The Company provides customized memory solutions for original equipment manufacturers (OEMs) and compatible memory for leading brands including Dell, HP, IBM, Silicon Graphics and Sun Microsystems. The Company also manufactures a line of memory products for Intel and AMD motherboard based servers.

The Company's memory products are sold worldwide to OEMs, distributors, value-added resellers and end-users. The Company has a manufacturing facility in the United States with sales offices in the United States, Europe and Japan.

The Company is an independent memory manufacturer specializing in high capacity memory and competes with several other large independent memory manufacturers as well as the OEMs mentioned above. The primary raw material used in producing memory boards is dynamic random access memory (DRAM) chips. The purchase cost of DRAM chips typically represents approximately 75% of the total cost of a finished memory board. Consequently, average selling prices for computer memory boards are significantly dependent on the pricing and availability of DRAM chips.

Results of Operations

The following table sets forth consolidated operating data expressed as a percentage of revenues for the periods indicated.
Years Ended April 30,                   2006       2005      2004

Revenues                               100.0%     100.0%    100.0%

Cost of sales                           70.5       75.8      74.7
                                       _____      _____     _____

Gross profit                            29.5       24.2      25.3

Engineering and development              2.7        2.0       2.1

Selling, general and administrative     22.0       16.2      19.3
                                       _____      _____     _____

Earnings from operations                 4.8        6.0       3.9

Other income, net                        5.8        0.3       0.2
                                       _____      _____     _____

Earnings before income
tax expense (benefit)                   10.6        6.3       4.1

Income tax expense (benefit)             4.0       (3.9)      0.4
                                       _____      _____     _____

Net earnings                             6.6       10.2       3.7
                                       =====      =====     =====


Fiscal 2006 Compared With Fiscal 2005

Revenues for fiscal 2006 were $41.8 million compared to $65.7 million in fiscal 2005. The decline in revenue came primarily from reduced sales to one OEM customer, that has been experiencing financial difficulties. Revenues derived from sales to this customer were $3.0 million in fiscal 2006 compared to $21.9 million in fiscal 2005. Fiscal 2006 sales to this customer occurred in the Company's first fiscal quarter ended July 31, 2005. Revenues were also adversely impacted by a decline in average selling prices. The Company's average selling price per gigabyte declined by approximately 22% in fiscal 2006 compared to the prior year. This was primarily related to lower average prices of DRAM chips. The Company's average price paid per DRAM was approximately 35% lower in fiscal 2006 than fiscal 2005.

Revenues for the fiscal years ended April 30, 2006 and 2005 by geographic region were:
                                           Year ended           Year ended
                                         April 30, 2006        April 30, 2005
                                       ________________      ________________
United States                          $     29,321,000     $      50,210,000
Europe                                        9,151,000             8,716,000
Other(principally Asia Pacific Region)        3,323,000             6,758,000
                                       ________________      ________________
Consolidated                           $     41,795,000     $      65,684,000
                                       ================     ================


Cost of sales was $29.5 million in fiscal 2006 or 70.5 percent of revenue compared to $49.8 million or 75.8 percent of revenue in fiscal 2005. Fiscal 2006 cost of sales as a percentage of revenue is considered by management to be lower than normal and primarily results from higher than expected sales of certain large capacity memory products, which typically command higher margins. Management expects that cost of sales as a percentage of revenue will generally be approximately 75%, which is in line with its historical norm. Fluctuations either up or down of 3% or less in any given period are not unusual and can result from many factors, some of which are a rapid change in the price of DRAMs, a change in product mix possibly resulting from a large order or series of orders for a particular product or a change in customer mix. Additionally, fiscal 2006 cost of sales included royalty expense of approximately $173,000, or 0.4% of revenue compared to $469,000, or 0.7% of revenue in fiscal 2005. Management believes it is reasonable to assume that future royalty expense will be generally in line with fiscal year 2006 royalty expense as a percentage of revenue.

Engineering and development costs amounted to $1.1 million in fiscal 2006 and $1.3 million in fiscal 2005. Management believes levels of expenditures in both fiscal years are within a normal range and expects that fiscal 2007 expenditures will remain within the same range. The Company maintains its commitment to the timely introduction of new memory products.

Selling, general and administrative costs were $9.2 million in fiscal 2006 versus $10.7 million in fiscal 2005. This reduction in expense is primarily the result of reduced salary and employee related costs due to reduced workforce. Approximately $257,000 of the expense reduction was from reduced levels of depreciation and amortization expenses of certain assets, primarily leasehold improvements.

Other income, net for fiscal year 2006 totaled $2.4 million versus $202,000 in fiscal 2005. Fiscal 2006 other income included approximately $1.9 million of gain on the sale of the Company's undeveloped land of, $455,000 of net interest income and $65,000 of foreign currency transaction losses. Fiscal 2005 other income, net consisted primarily of $94,000 of net interest income, $75,000 of gains on sale of certain assets and $33,000 of foreign currency transaction gains.

Income tax expense (benefit) for fiscal 2006 was $1.7 million versus ($2.6 million) in fiscal 2005. In April, 2005, management concluded that it was more likely than not that the Company will utilize all of its net operating loss ("NOL") carry forwards. As a result, fiscal 2005 income tax benefit includes a reversal of the valuation allowance, totaling approximately $2.6 million, that the Company had previously placed on its net operating loss
(NOL) carry forwards. In April, 2006, after review of its operating results and operating plans, management concluded that it remains more likely than not that the Company will utilize all of its NOL carry forwards. As of April 30, 2006, the Company has a NOL carry forward of approximately $4.8 million which can be used to offset future taxable income.
                                   Page 2


Fiscal 2005 Compared With Fiscal 2004

Revenues for fiscal 2005 were $65.7 million compared to $62.0 million in fiscal 2004. The growth in revenue came primarily from sales to OEMs, which accounted for approximately 50% of revenue in fiscal 2005, compared to approximately 36% in fiscal 2004. Revenues from the sale of memory for the compatibles market declined by approximately 18% in fiscal 2005 from fiscal 2004. This reduction is primarily attributable to reduced sales volume of the Company's products for Intel motherboard based servers sold to channel assemblers. This market became extremely price sensitive and the Company chose not to compete for certain customers' business in this market. Average selling price per gigabyte declined by approximately 2% in fiscal 2005 compared to the prior year.

Cost of sales was $49.8 million in fiscal 2005 or 75.8 percent of revenue compared to $46.3 million or 74.7 percent of revenue in fiscal 2004. Fiscal 2005 cost of sales included royalty expense of approximately $469,000, or 0.7% of revenue compared to $1,058,000, or 1.7% of revenue in fiscal 2004. The 2004 royalty expense level was attributable to an agreement entered into with a company that allowed the Company to use their patented technology through the date of the agreement. The Company ceased manufacturing products using this technology in fiscal 2004.

Engineering and development costs amounted to $1.3 million in both fiscal 2005 and fiscal 2004.

Selling, general and administrative costs were $10.7 million in fiscal 2005 versus $12.0 million in fiscal 2004. Approximately $560,000 of the expense reduction was from reduced levels of depreciation and amortization expenses as certain assets were fully depreciated in the prior year. The balance of expense reduction was primarily the result of reduced salary and employee related costs due to a lower workforce level.

Other income, net for fiscal year 2005 totaled $202,000 versus $119,000 in fiscal 2004. Fiscal 2005 other income consisted primarily of $94,000 of net interest income, $33,000 of foreign currency transaction gains and $75,000 of gains on sale of certain assets. Fiscal 2004 other income consisted primarily of $6,000 of net interest income, $47,000 of foreign currency transaction gains and $66,000 of gains on sale of certain assets.

Income tax expense (benefit) for fiscal 2005 was ($2.6 million) versus $252,000 in fiscal 2004. After review of its operating results and plans, management concluded in April, 2005, that it was more likely than not that the Company would utilize all of its NOL carry forwards. As a result, fiscal 2005 income tax benefit includes a reversal of the valuation allowance, totaling approximately $2.6 million, that the Company had previously placed on its NOL carry forwards. Fiscal 2004 expense represents a provision for state income tax expense only as the Company utilized a portion of its NOL carry forwards to offset any federal tax due and therefore recorded no federal income tax expense.


Liquidity and Capital Resources

The Company's cash and working capital position remains strong. Working capital at the end of fiscal 2006 amounted to $21.4 million, including cash and cash equivalents of $14.0 million, compared to working capital of $19.5 million, including cash and cash equivalents of $9.3 million at the end of fiscal 2005. Current assets at the end of fiscal 2006 were 8.9 times current liabilities compared to 5.9 at the end of fiscal 2005.

Trade receivables at the end of fiscal 2006 were $4.9 million compared to fiscal 2005 year-end trade receivables of $8.4 million. This reduction was primarily the result of lower fourth quarter revenues in fiscal 2006 which totaled $8.8 million versus $15.1 million in the fourth quarter of fiscal 2005.

The Company generated $5.5 million of cash flows from operating activities primarily as a result of net earnings of $2.8 million, increased by the non-cash deferred tax expense of $1.3 million, depreciation and amortization expense of $787,000 and reduced by the gain on sale of land of $1.9 million. Additionally, net changes in assets and liabilities contributed $2.5 million to cash flows from operating activities. Cash provided by investing activities totaled $773,000 and consisted primarily of proceeds from sale of property and equipment totaling approximately $1.3 million reduced by capital expenditures of $480,000. Cash used in financing activities totaled $1.5 million and consisted of dividends paid totaling approximately $1.8 million, open market purchases of the Company's common stock totaling $230,000 reduced by proceeds from stock option exercises of $459,000.

Capital expenditures were $480,000 in fiscal 2006 compared to $316,000 in fiscal 2005. Capital expenditures in both fiscal years were historically low. Fiscal 2007 capital expenditures are expected to be between $700,000 and $900,000. At the end of fiscal 2006, contractual commitments for capital purchases were zero.

On December 4, 2002 the Company announced an open market repurchase plan providing for the repurchase of up to 500,000 shares of the Company's common stock. As of April 30, 2006, the total number of shares authorized for purchase under the program is 172,196 shares. The Company repurchased 51,450 shares of its common stock in fiscal 2006 at a total price of approximately $230,000.

On June 21, 2004, the Company entered into a credit facility with a bank, which provides for up to a $5 million revolving credit line. Advances under the facility were limited to 75% of eligible receivables, as defined in the agreement. The agreement provides for LIBOR rate loans and base rate loans at an interest rate no higher than the bank' s base commercial lending rate. The Company is required to pay a fee equal to one-eighth of one percent per annum on the unused commitment. The agreement contains certain restrictive covenants, specifically a trailing twelve month profitability requirement, a current asset to current liabilities ratio, a total liabilities to tangible net worth ratio and certain other covenants, as defined in the agreement.
The agreement was amended on April 4, 2005. The effect of the amendment was to increase the limit of the Company's combined open market stock repurchases and dividend payments to $2.5 million per year from $1.0 million per year without prior waiver. The agreement was scheduled to expire on June 21, 2006. On June 20, 2006, the agreement was amended. The effect of the amendment was to extend the expiration date of the agreement to August 15, 2008 and remove the eligible accounts receivable limitation on advances under the facility. The amendment also modified the total liabilities to tangible net worth ratio covenant. The Company is in compliance with all covenants of the agreement and there were no borrowings against the credit line in fiscal 2006.

Management believes that the Company's cash flows generated from operations will be sufficient to meet short-term liquidity needs as the Company does not expect any unforeseen demands beyond general operating requirements for cash. Management further believes that its working capital together with internally generated funds from its operations and its bank line of credit are adequate to finance the Company's long term operating needs and future capital requirements.

On July 29, 2002, the Company entered into an agreement to sell its undeveloped land for a price of $3.0 million. The agreement was amended on October 20, 2004 and again on September 29, 2005. The effect of the amendments was to increase the purchase price and extend the time to close. On December 29, 2005, this sale closed. The purchase price was $3,075,000 of which half, or $1,537,500, was paid in the form of a one-year note which accrues interest, payable monthly at 5% per annum and is secured by a mortgage. Of the remainder, $250,000 had been previously paid as deposits and $1,253,000, which was net of closing costs, was received in cash at closing. The note receivable is treated as a non-cash transaction in the 2006 Consolidated Statements of Cash Flows. Prior to closing, the land was carried at cost on the Company's balance sheet at a value of $875,000 and was shown as an asset held for sale.

Contractual Obligations

Future minimum lease payments under non-cancelable operating leases (with initial or remaining lease terms in excess of one year) as of April 30, 2006 are as follows:

                                        Operating leases
Year ending April 30:                   ________________
2007                                 $      417,000
2008                                        389,000
2009                                        397,000
2010                                        404,000
2011 and thereafter                         394,000
                                        ________________
                                     $    2,001,000
                                        ================

Purchases

At April 30, 2006, the Company had open purchase orders outstanding totaling $814,000 primarily for inventory items to be delivered in the first quarter of fiscal 2007. These purchase orders are cancelable.

Inflation

Inflation has not had a significant impact on the Company's revenue and operations.

New Accounting Pronouncements

In December, 2004, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123R"). SFAS 123R addresses the accounting for transactions in which an enterprise receives employee services in exchange for (a) equity instruments of the enterprise or (b) liabilities that are based on the fair value of the enterprise's equity instruments or that may be settled by the issuance of such equity instruments. SFAS 123R supersedes APB No. 25 and requires that such transactions be accounted for using a fair-value based method. SFAS 123R requires companies to recognize an expense for compensation cost related to share-based payment arrangements, including stock options and employee stock purchase plans. The Company is required to implement the proposed standard no later than May 1, 2006.

In November 2004, the FASB issued SFAS No. 151, "Inventory Costs, an amendment of ARB No. 43, Chapter 4". SFAS 151, amends ARB 43, Chapter 4, to clarify that abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage) should be recognized as current-period charges. In addition, this Statement requires that allocation of fixed production overheads to the cost of conversion be based on the normal capacity of the production facilities. The provisions of this Statement are effective for the Company beginning May 1, 2006. The Company does not believe that this statement will have a material effect on the Company's consolidated financial statements.

Critical Accounting Policies

In December 2001, the Securities and Exchange Commission ("SEC") published a Commission Statement in the form of Financial Reporting Release No. 60 which requested that all registrants discuss their most "critical accounting policies" in management's discussion and analysis of financial condition and results of operations. The SEC has defined critical accounting policies as those that are both important to the portrayal of a company's financial condition and results, and that require management's most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. While the Company's significant accounting policies are summarized in Note 1 to the consolidated financial statements included in this Annual Report, management believes the following accounting policies to be critical:

Revenue Recognition- Revenue is recognized when title passes upon shipment of goods to customers. The Company's revenue earning activities involve delivering or producing goods. The following criteria are met before revenue is recognized: persuasive evidence of an arrangement exists, shipment has occurred, selling price is fixed or determinable and collection is reasonably assured. The Company does experience a minimal level of sales returns and allowances for which the Company accrues a reserve at the time of sale in accordance with SFAS No. 48, "Revenue Recognition When Right of Return Exists". Estimated warranty costs are accrued by management upon product shipment based on an estimate of future warranty claims.

Income Taxes- The Company utilizes the asset and liability method of accounting for income taxes in accordance with the provisions of SFAS No. 109, "Accounting for Income Taxes". Under the asset and liability method of SFAS No. 109, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. A valuation allowance is provided when it is more likely than not that some portion or all of the deferred tax assets will not be realized. At April 30, 2005, the Company considered certain tax planning strategies in its assessment as to the recoverability of its tax assets. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. Under SFAS No. 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings in the period that the tax rate changes.

Use of Estimates- The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, including deferred tax asset valuation allowances and certain other reserves and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are reviewed periodically and the effects of revisions are reflected in the consolidated financial statements in the period they are determined to be necessary. Some of the more significant estimates made by management include the allowance for doubtful accounts and sales returns, the deferred tax asset valuation allowance and other operating allowances and accruals. Actual results could differ from those estimates.

Quantitative and Qualitative Disclosure About Market Risk

The Company does not invest in market risk sensitive instruments. The Company's investments during the past fiscal year have consisted of overnight deposits with banks. The average principal sum invested was approximately $12.5 million and the weighted average effective interest rate for these investments was approximately 3.7%. The Company's rate of return on its investment portfolio changes with short-term interest rates, although such changes will not affect the value of its portfolio. The Company's objective in connection with its investment strategy is to maintain the security of its cash reserves without taking market risk with principal.

The Company purchases and sells primarily in U.S. dollars. The Company sells in foreign currency (primarily Euros) to a limited number of customers and as such incurs some foreign currency risk. At any given time, approximately 5 to 10 percent of the Company's accounts receivable are denominated in currencies other than U.S. dollars. At present, the Company does not purchase forward contracts as hedging instruments, but could do so as circumstances warrant.

Common Stock Information

The Common Stock of the Company is traded on the NASDAQ National Market with the symbol "DRAM". The following table sets forth, for the periods indicated, the high and low prices for the Common Stock.

                          2006                   2005
                   ___________________     __________________

                    High         Low        High        Low
                   ___________________     __________________
First Quarter      $ 7.00      $ 3.90      $10.39     $ 6.40
Second Quarter       7.58        6.05        7.63       5.42
Third Quarter        6.75        4.65        7.10       5.27
Fourth Quarter       6.10        4.68        6.34       3.91


At April 30, 2006, there were approximately 7,000 shareholders.

On May 31, 2006, the Board of Directors approved a $0.06 per share quarterly dividend payable on June 28, 2006 to shareholders of record as of June 14, 2006. The Directors' intention is that this dividend is one in a series of regular quarterly dividends.

               DATARAM CORPORATION AND SUBSIDIARIES
                   Consolidated Balance Sheets
                     April 30, 2006 and 2005
         (In thousands, except share and per share amounts)


                                               2006       2005
                                              ______     ______
Assets
Current assets:
  Cash and cash equivalents                  $14,044    $ 9,281
  Trade receivables, less allowance for
    doubtful accounts and sales returns
    of $300 in 2006 and $325 in 2005           4,893      8,397
  Inventories:
    Raw materials                              1,506      1,136
    Work in process                               63         77
    Finished goods                               620      1,156
                                              ______     ______
                                               2,189      2,369
  Deferred income taxes                        1,365      3,258
  Note receivable                              1,537          0
  Other current assets                            80        130
                                              ______     ______
               Total current assets           24,108     23,435


Deferred income taxes                          1,176        630

Property and equipment:
  Land                                             0        875
  Machinery and equipment                     10,641     10,177
  Leasehold improvements                       2,028      2,028
                                              ______     ______
                                              12,669     13,080
  Less accumulated depreciation
  and amortization                            11,822     11,052
                                              ______     ______
               Net property and equipment        847      2,028


Other assets                                     105         54
                                              ______     ______
                                             $26,236    $26,147
                                              ======     ======
Liabilities and Stockholders' Equity
Current liabilities:
  Accounts payable                           $ 2,057    $ 2,528
  Accrued liabilities                            653      1,438
                                              ______     ______
               Total current liabilities       2,710      3,966


Commitments and contingencies

Stockholders' equity:
  Common stock, par value $1.00 per share.
    Authorized 54,000,000 shares; issued
    and outstanding 8,487,396 in 2006
    and 8,361,500 in 2005                      8,487      8,361
  Additional paid-in capital                   4,906      4,566
  Retained earnings                           10,133      9,254
                                              ______     ______
               Total stockholders' equity     23,526     22,181

                                              ______     ______

                                             $26,236    $26,147
                                              ======     ======

See accompanying notes to consolidated financial statements.

               DATARAM CORPORATION AND SUBSIDIARIES
               Consolidated Statements of Earnings
             Years ended April 30, 2006, 2005 and 2004
             (In thousands, except per share amounts)

                                         2006     2005     2004
                                       _______  _______  _______

Revenues                              $ 41,795 $ 65,684 $ 61,984
Costs and expenses:
  Cost of sales                         29,458   49,816   46,311
  Engineering and development            1,136    1,300    1,284
  Selling, general and administrative    9,194   10,653   11,985
                                       _______  _______  _______
                                        39,788   61,769   59,580
                                       _______  _______  _______
Earnings from operations                 2,007    3,915    2,404
Other income (expense):
  Interest income                          467      115       23
  Interest expense                         (12)     (21)     (17)
  Currency gain (loss)                     (65)      33       47
  Other income                           2,041       75       66
                                       _______  _______  _______
                                         2,431      202      119
                                       _______  _______  _______

Earnings before income tax
  expense (benefit)                      4,438    4,117    2,523

Income tax expense (benefit)             1,666   (2,598)     252
                                       _______  _______  _______
Net earnings                          $  2,772 $  6,715 $  2,271
                                       =======  =======  =======
Net earnings per common share:
  Basic                               $  0.33  $  0.78  $  0.27
                                       =======  =======  =======


  Diluted                             $  0.31  $  0.74  $  0.25
                                       =======  =======  =======

See accompanying notes to consolidated financial statements.

              DATARAM CORPORATION AND SUBSIDIARIES
              Consolidated Statements of Cash Flows
            Years ended April 30, 2006, 2005 and 2004
                          (In thousands)
                                         2006     2005     2004
                                        ______    _____   ______

Cash flows from operating activities:
  Net earnings                        $  2,772 $  6,715 $  2,271
Adjustments to reconcile net earnings
    to net cash provided by
    operating activities:
     Depreciation and amortization         787    1,133    1,847
     Bad debt expense (recovery)           (67)      38        7
     Gain on sale of land               (1,916)       -        -
     Deferred income tax expense
        (benefit)                        1,347   (3,165)       -
     Tax benefit from sale of common
        shares under stock option plan     117      122        7
     Changes in assets and liabilities:
        Decrease (increase) in trade
        and other receivables            3,571      411   (2,561)
        Decrease in inventories            180      168      318
        Decrease in income tax
        receivable                           -        -    3,138
        Decrease (increase) in
        other current assets                50      (38)      19
        Increase in other assets           (51)      (4)     (26)
        Increase (decrease) in
        accounts payable                  (471)  (1,334)     654
        Decrease in accrued liabilities   (785)    (208)  (1,332)
                                         _____    _____    _____
  Net cash provided by
   operating activities                  5,534    3,838    4,342
                                         _____    _____    _____
Cash flows from investing activities:
    Additions to property and
    equipment                             (480)    (316)    (160)
    Proceeds from sale of property and
    equipment                            1,253       13       19
                                         _____    _____    _____
Net cash provided by (used in)
    investing activities                   773     (303)    (141)
                                         _____    _____    _____

Cash flows from financing activities:
  Purchase and subsequent cancellation
   of shares of common stock              (230)  (1,505)       -
  Proceeds from sale of common shares
   under stock option plan                 459      445      105
  Dividends paid                        (1,773)       -        -
                                         _____    _____    _____
  Net cash provided by (used in)
   financing activities                 (1,544)  (1,060)     105
                                         _____    _____    _____
Net increase in cash and cash
 equivalents                             4,763    2,475    4,306
Cash and cash equivalents at
 beginning of year                       9,281    6,806    2,500
                                         _____    _____    _____
Cash and cash equivalents at end
 of year                              $ 14,044 $  9,281 $  6,806
                                         =====    =====    =====

Supplemental disclosures of cash flow information:

  Cash paid during the year for:
    Interest                          $     22  $    18  $    16
    Income taxes                      $    328  $   476  $     2
                                         =====     =====   =====

See accompanying notes to consolidated financial statements.

               DATARAM CORPORATION AND SUBSIDIARIES
           Consolidated Statements of Stockholders' Equity
            Years ended April 30, 2006, 2005 and 2004
               (In thousands, except share amounts)
                                                           Total
                                      Additional           stock-
                              Common  paid-in   Retained  holders'
                              stock   capital   earnings  equity
                              ______  ________  ________  ________


Balance at April 30, 2003    $ 8,497  $  4,594  $   930    $14,021
Issuance of 29,300 shares
   under stock option plans,
   including income tax
   benefit of $7                  30        82       -         112

  Net earnings                     -        -    2,271       2,271

                              ______   _______ _______     _______
Balance at April 30, 2004    $ 8,527  $  4,676 $ 3,201     $16,404


  Issuance of 146,485 shares
   under stock option plans,
   including income tax
   benefit of $122               146       421       -         567
  Purchase and subsequent
   cancellation of
   311,504 shares               (312)     (531)   (662)     (1,505)


  Net earnings                     -         -   6,715       6,715

                              ______   _______  ______     _______
Balance at April 30, 2005    $ 8,361  $  4,566 $ 9,254     $22,181


  Issuance of 177,346 shares
   under stock option plans,
   including income tax
   benefit of $117               177       399       -         576
  Purchase and subsequent
   cancellation of
   51,450 shares                 (51)      (59)   (120)       (230)


  Net earnings                     -         -   2,772       2,772

  Dividends paid                   -         -  (1,773)     (1,773)

                              ______   _______  _______    _______
Balance at April 30, 2006    $ 8,487  $  4,906  $10,133    $23,526
                              ======   =======  =======    =======

See accompanying notes to consolidated financial statements.
                                  Page 9




Notes to Consolidated Financial Statements
(Dollars in thousands, except per share amounts)


(1) Significant Accounting Policies

Description of Business

Dataram Corporation is a worldwide provider of server and workstation memory. The Company offers a specialized line of gigabyte-class memory for entry to enterprise-level servers and workstations as well as customized memory solutions for original equipment manufacturers.

Principles of Consolidation

The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America and include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany transactions and balances have been eliminated.

The Company has certain foreign subsidiaries which act only as sales offices and which are deemed to be essentially branches of the US company. The functional currency of these sales offices is considered to be the US dollar. Accordingly, any amounts denominated in a currency other than the US dollar are being recorded at the balance sheet rate of exchange and gains and losses arising from changes in foreign currency rates for those assets and liabilities are being reported in the consolidated statements of earnings.

Reclassification

Certain amounts in the 2005 and 2004 consolidated financial statements have been reclassified to conform to the 2006 presentation.

Cash and Cash Equivalents

Cash and cash equivalents consist of unrestricted cash, money market accounts and commercial paper purchased with maturities of three months or less when acquired.

Inventories

Inventories are stated at the lower of cost or market, with cost determined by the first-in, first-out method.

Note Receivable

On July 29, 2002, the Company entered into an agreement to sell its undeveloped land for a price of $3.0 million. The agreement was amended on October 20, 2004 and again on September 29, 2005. The effect of the amendments was to increase the purchase price and extend the time to close. On December 29, 2005, this sale closed. The purchase price was $3,075 of which half, or $1,537, was paid in the form of a one-year note which accrues interest, payable monthly at 5% per annum and is secured by a mortgage. Prior to closing, the land was carried at cost on the Company's balance sheet at a value of $875 and was shown as an asset held for sale.

Property and Equipment

Property and equipment is recorded at cost. Depreciation is generally computed on the straight-line basis. Depreciation and amortization rates are based on the estimated useful lives, which range from three to five years for machinery and equipment and five to six years for leasehold improvements. When property or equipment is retired or otherwise disposed of, related costs and accumulated depreciation and amortization are removed from the accounts.

Repair and maintenance costs are charged to operations as incurred.


Long-Lived Assets

Long-lived assets consist of property, plant and equipment. Statement of Financial Accounting Standards ("FAS") No. 144, "Accounting for the Impairment and Disposal of Long-Lived Assets" provides a single accounting model for long-lived assets to be disposed of. SFAS No.144 also changes the criteria for classifying an asset as held for sale, broadens the scope of businesses to be disposed of that qualify for reporting as discontinued operations and changes the timing of recognizing losses on such operations.

In accordance with SFAS No. 144, long-lived assets, such as property, plant and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the estimated fair value of the asset. Assets to be disposed of would be separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less cost to sell, and no longer depreciated. The Company considers various valuation factors, principally discounted cash flows, to assess the fair values of long-lived assets.


Revenue Recognition

Revenue is recognized when title passes upon shipment of goods to customers. The Company's revenue earning activities involve delivering or producing goods. The following criteria are met before revenue is recognized: persuasive evidence of an arrangement exists, shipment has occurred, selling price is fixed or determinable and collection is reasonably assured. The Company does experience a minimal level of sales returns and allowances for which the Company accrues a reserve at the time of sale in accordance with SFAS No. 48, "Revenue Recognition When Right of Return Exists".


Product Development and Related Engineering

The Company expenses product development and related engineering costs as incurred. Engineering effort is directed to the development of new or improved products as well as ongoing support for existing products.

                                   Page 10
Income Taxes

The Company utilizes the asset and liability method of accounting for income taxes in accordance with the provisions of SFAS No. 109, "Accounting for Income Taxes". Under the asset and liability method of SFAS No. 109, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. Under SFAS No. 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings in the period that the tax rate changes.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist primarily of cash and cash equivalents and accounts receivable. The Company maintains its cash and cash equivalents in financial institutions and brokerage accounts. To the extent that such deposits exceed the maximum insurance levels, they are uninsured. The Company performs ongoing evaluations of its customers' financial condition, as well as general economic conditions and, generally, requires no collateral from its customers.

In fiscal 2006, sales to one customer account for approximately 11% of revenues and 5% of accounts receivable at April 30, 2006. In fiscal 2005 and fiscal 2004, sales to one customer accounted for approximately 33% of and 22% of revenues, respectively.

Net Earnings Per Share

Net Earnings Per Share is presented in accordance with SFAS No. 128, "Earnings Per Share". Basic net earnings per share is calculated by dividing net earnings by the weighted average number of common shares outstanding during the period. Diluted net earnings per share was calculated in a manner consistent with basic net earnings per share except that the weighted average number of common shares outstanding also includes the dilutive effect of stock options outstanding (using the treasury stock method).

The following presents a reconciliation of the numerator and denominator used in computing Basic and Diluted net earnings per share.



                                   Year ended April 30, 2006
                              Earnings      Shares      Per share
                             (numerator) (denominator)   amount
                              _________   ___________   _________

Basic net earnings per share
-net earnings and weighted
average common shares
outstanding                    $ 2,772     8,447,000     $  .33

Effect of dilutive securities
-stock options                       -       374,000
                               _______     _________     ______
Diluted net earnings per share
-net earnings, weighted
average common shares
outstanding and effect of
stock options                  $ 2,772     8,821,000     $  .31
                               =======     =========     ======


                                   Year ended April 30, 2005
                              Earnings      Shares      Per share
                             (numerator) (denominator)   amount
                              _________   ___________   _________

Basic net earnings per share
-net earnings and weighted
average common shares
outstanding                    $ 6,715     8,571,000     $  .78

Effect of dilutive securities
-stock options                       -       541,000
                               _______     _________     ______
Diluted net earnings per share
-net earnings, weighted
average common shares
outstanding and effect of
stock options                  $ 6,715     9,112,000     $  .74
                               =======     =========     ======

                                   Year ended April 30, 2004
                              Earnings      Shares      Per share
                             (numerator) (denominator)   amount
                              _________   ___________   _________

Basic net earnings per share
-net earnings and weighted
average common shares
outstanding                    $ 2,271     8,502,000     $  .27

Effect of dilutive securities
-stock options                       -       405,000
                               _______     _________     ______
Diluted net earnings per share
-net earnings, weighted
average common shares
outstanding and effect of
stock options                  $ 2,271     8,907,000     $  .25
                               =======     =========     ======

Diluted net earnings per common share does not include the effect of options to purchase 391,880 shares of common stock for the year ended April 30, 2006 because they are anti-dilutive.

Diluted net earnings per common share does not include the effect of options to purchase 443,700 shares of common stock for the year ended April 30, 2005 because they are anti-dilutive.

Diluted net earnings per common share does not include the effect of options to purchase 463,080 shares of common stock for the year ended April 30, 2004 because they are anti-dilutive.

                                   Page 11
Product Warranty

The majority of the Company's products are intended for single use; therefore, the Company requires limited product warranty accruals. The Company accrues estimated product warranty cost at the time of sale and any additional amounts are recorded when such cost are probable and can be reasonably estimated.

                    Balance        Charges to                    Balance
                    Beginning      Costs and                      End
                    of Year        Expenses       Deductions     of Year
                    _________      _________      __________     ________
Year Ended
April 30, 2006      $  54             19             (19)        $  54

Year Ended
April 30, 2005      $  54              9              (9)        $  54

Year Ended
April 30, 2004      $  54             26             (26)        $  54

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

The fair value of financial instruments is determined by reference to market data and other valuation techniques as appropriate. The Company believes that there is no material difference between the fair value and the reported amounts of financial instruments in the consolidated balance sheets.


Stock-Based Compensation

At April 30, 2006, the Company has stock-based employee and director compensation plans, which are described more fully in Note 4. The Company accounts for those plans under the recognition and measurement principles of APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations. No stock-based compensation cost is reflected in net income for stock options, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of the grant.

The following table illustrates the effect on net earnings (loss) and earnings (loss) per share if the Company had applied the fair value recognition provisions of SFAS No. 123, " Accounting for Stock-Based Compensation" (" SFAS 123" ) to stock-based employee compensation:



                                         Years ended April 30
                                        2006     2005     2004
                                     -------- -------- --------

Net earnings as reported             $  2,772  $ 6,715  $ 2,271

Deduct:  Total stock-based
  employee compensation expense
  determined under the fair value
  method for all awards, net of tax      (517)     (97)    (784)
                                     -------- -------- --------
Pro forma net earnings               $  2,255 $  6,618  $ 1,487
                                     ======== ========  =======
Basic and diluted net earnings
  per common share:

      Basic:
      As reported                   $    .33  $    .78  $   .27
      Pro forma under SFAS 123           .27       .77      .17

      Diluted:
      As reported                   $    .31  $    .74  $   .25
      Pro forma under SFAS 123           .26       .73      .17


The 2005 expense includes a pro forma tax benefit from the reversal of the valuation allowance on certain pro forma net operating losses from previous years.

The fair value of each stock option granted during the year is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:
                                                  2006      2005     2004
                                                -------   -------  -------
Expected life (years)                              4.0       7.5      7.5
Expected volatility                                 63%       52%      57%
Expected dividend yield                             -         -        -
Risk-free interest rate                            5.0%      3.0%     3.0%
Weighted average fair value of options
   granted during the year                      $ 3.18    $ 3.22   $ 2.50


(2) Long-Term Debt

On June 21, 2004, the Company entered into a two year credit facility with a bank, which provides for up to a $5,000 revolving credit line. Advances under the facility were limited to 75% of eligible receivables, as defined in the agreement. The agreement provides for LIBOR rate loans and base rate loans at an interest rate no higher than the bank's base commercial lending rate. The Company is required to pay a fee equal to one-eighth of one percent per annum on the unused commitment. The agreement contains certain restrictive covenants, specifically a trailing twelve month profitability requirement, a current asset to current liabilities ratio, a total liabilities to tangible net worth ratio and certain other covenants, as defined in the agreement which the Company was in compliance with at April 30, 2006. The agreement was amended on April 4, 2005. The effect of the amendment was to increase the limit of the Company's combined open market stock repurchases and dividend payments to $2,500 per year from $1,000 per year without prior waiver. On June 20, 2006, the agreement was amended. The effect of the amendment was to extend the expiration date of the agreement to August 15, 2008 and remove the eligible accounts receivable limitation on advances under the facility. The amendment also modified the total liabilities to tangible net worth ratio covenant. The Company is in compliance with all covenants of the agreement and there were no borrowings against the credit line in fiscal 2006.

(3) Income Taxes

Income tax expense (benefit) for the years ended April 30 consists of the following:
                                          2006         2005         2004
                                         _____        _____        _____
Current:
     Federal                           $   117      $    82     $     47
     State                                 202          169          205
                                         _____        _____        _____

                                           319          251          252
                                         _____        _____        _____
Deferred:
     Federal                             1,238       (2,849)           -
     State                                 109            -            -
                                         _____        _____        _____
                                         1,347       (2,849)           -
                                         _____        _____        _____
Total income tax expense (benefit)     $ 1,666      $(2,598)     $   252
                                         =====        =====        =====

The actual income tax expense (benefit) differs from "expected" tax expense (benefit) (computed by applying the U. S. corporate tax rate of 35% to earnings before income taxes) as follows:

                                2006         2005         2004
                               _____        _____        _____

Computed "expected" tax
  expense                    $ 1,553     $ 1,441       $  883
State income taxes(net
  of Federal income tax
  benefit)                       147         112          150
Difference in federal
 graduated rates                 (44)        (41)           -
Change in valuation
 allowance                         -      (2,569)           -
Utilization of net operating
 losses                            -      (1,217)      (1,191)
Alternative minimum tax            -           -          232
Other                             10        (324)         178
                               _____        _____        _____

                             $ 1,666     $(2,598)     $   252
                               =====       ======        =====

The tax effect of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below:

                                            2006         2005
                                            ____         ____
Deferred tax assets:
  Compensated absences, principally due
   to accrual for financial reporting
   purposes                              $   114      $   155
  Accounts receivable, principally due
   to allowance for doubtful accounts
   and sales returns                         111          120
  Property and equipment, principally
   due to differences in depreciation        123           61
  Inventories                                111          200
  Foreign tax credit                          53           53
  Domestic net operating losses            1,640        3,689
  Alternative minimum tax                    389          273
                                            ____         ____
  Net deferred tax assets                  2,541        4,551


Deferred tax liabilities:
  Investment in wholly-owned subsidiary,
   principally due to unremitted
   earnings of DISC                           -          (663)
  Other                                       -             -
                                            ____         ____
  Total gross deferred tax liabilities        -          (663)
                                            ____         ____
  Net deferred tax assets                $ 2,541      $ 3,888
                                            ====         ====


During fiscal 2005, the Company reversed the valuation allowance it had previously placed on its deferred tax assets since management concluded that it is more likely than not that such assets will be realized through future taxable income or certain tax planning strategies. The Company has U.S. net operating loss carry forwards of approximately $4,823, which can be used to offset income through 2023. The tax benefit of net operating loss carry forwards utilized in the three years ended April 30, 2006 were:

                      Federal   State     Total

         2006         $1,901    $109     $2,010

         2005         $1,199    $104     $1,303

         2004         $  545    $128     $  673

(4) Stock Option Plans

The Company has a 1992 incentive and non-statutory stock option plan for the purpose of permitting certain key employees to acquire equity in the Company and to promote the growth and profitability of the Company by attracting and retaining key employees. In general, the plan allowed granting of up to 2,850,000 shares, adjusted for stock splits, of the Company's common stock at an option price to be no less than the fair market value of the stock on the date such options are granted. Under option agreements granted under the plan, the holder of the option may purchase 20% of the common stock with respect to which the option has been granted on or after the first anniversary of the date of the grant and an additional 20% of such shares on or after each of the four succeeding anniversary dates. At April 30, 2006, 655,430 of the outstanding options are exercisable. No further options may be granted under this plan.

The Company also has a 2001 incentive and non-statutory stock option plan for the purpose of permitting certain key employees to acquire equity in the Company and to promote the growth and profitability of the Company by attracting and retaining key employees. In general, the plan allows granting of up to 1,800,000 shares of the Company's common stock at an option price to be no less than the fair market value of the Company's common stock on the date such options are granted. Currently, options granted under the plan vest ratably on the annual anniversary date of the grants. Vesting periods for options currently granted under the plan range from one to five years.
At April 30, 2006, 261,650 of the outstanding options are exercisable.

The status of the plans for the three years ended April 30, 2006, is as follows:
                                         Options Outstanding
                                           Exercise price   Weighted average
                               Shares         per share       exercise price
                             _________      ______________     ___________

Balance April 30, 2003       1,335,350     $  1.708-24.250     $     4.646
   Granted                     130,000               4.090           4.090
   Exercised                   (29,300)        2.990-3.604           3.573
   Cancelled                   (69,850)       2.990-24.250           7.641
                             _________        ____________      ___________

Balance April 30, 2004       1,366,200        1.708-24.250           4.463
   Granted                     120,500         6.500-6.750           6.729
   Exercised                  (153,450)        1.708-7.980           3.474
   Cancelled                   (78,400)       2.990-24.250          10.539
                             _________        ____________     ____________

Balance April 30, 2005       1,254,850        1.708-24.250           4.422

   Granted                     147,600         5.140-6.630           6.125
   Exercised                  (180,475)        1.708-4.833           2.923
   Cancelled                   (94,600)        2.990-7.980           5.835
                             _________        ____________     ____________

Balance April 30, 2006       1,127,375     $  1.708-24.250     $     4.767
                             =========        ============      ==========

The Company periodically grants nonqualified stock options to non-employee directors of the Company. These options are granted for the purpose of retaining the services of directors who are not employees of the Company and to provide additional incentive for such directors to work to further the best interests of the Company and its shareholders. The options granted to these non-employee directors are exercisable at a price representing the fair value at the date of grant, and expire ten years after date of grant. Of each option, 100% are exercisable one year after the date of grant. At April 30, 2006, 128,000 of the outstanding options are exercisable.

The status of the non-employee director options for the three years ended April 30, 2006, is as follows:


                                        Options Outstanding
                                           Exercise price    Weighted average
                               Shares          per share       exercise price
                             _________      _____________        ____________


Balance April 30, 2003         80,000       $ 2.990-7.980        $      5.485
   Granted                     40,000            4.090                  4.090
   Exercised                        -                   -                   -
   Cancelled                        -                   -                   -
                              ________        ____________       ____________

Balance April 30, 2004        120,000         2.990-7.980               5.020
   Granted                     40,000            6.750                  6.750
   Exercised                  (16,000)        2.990-4.090               3.540
   Cancelled                        -                   -                   -
                             ________        ____________        ____________

Balance April 30, 2005        144,000         2.990-7.980               5.665
   Granted                     44,000         6.420-6.630               6.573
   Exercised                  (16,000)        2.990-4.090               3.540
   Cancelled                        -                   -                   -
                             ________        ____________        ____________
Balance April 30, 2006        172,000       $ 2.990-7.980        $      6.095
                             ========        ============        ============




The following table summarizes information about stock options outstanding at April 30, 2006:

          Options outstanding            Options exercisable
___________________________________   ____________________________

                 Number     Weighted               Number
                   out-      average    Weighted   exercis-  Weighted
Range of       standing    remaining     average    able at   average
exercise       at April  contractual    exercise  April 30,  exercise
price          30, 2006         life       price      2006      price
____________   _________   _________   ________  _________  ________
$1.708- 2.813    554,300        1.36   $   2.73    554,300  $   2.73
 2.990- 3.604    143,350        5.08       3.18    122,375      3.21
 4.090- 7.980    563,625        5.49       6.44    330,725      6.66
10.000-24.250     38,100        4.30      23.47     37,680     23.62
____________   _________   __________   _______   _________  _______
$1.708-24.250  1,299,375        3.65   $   5.00  1,045,080  $   4.78
============   =========   ==========   =======   =========  =======


                                   Page 17
(5) Accrued Liabilities
Accrued liabilities consist of the following at April 30:
                                        2006          2005
                                      --------  --------
Severance costs                       $    106  $    438
Payroll, including vacation                303       296
Taxes                                        -       163
Royalties (See note 6)                      15        80
Commissions                                 84       135
Other                                      145       326
                                      --------  --------
                                      $    653  $  1,438
                                      ========  ========


(6) Commitments

Leases

The Company and its subsidiaries occupy various facilities and operate various equipment under operating lease arrangements. Rent charged to operations pursuant to such operating leases amounted to approximately $769 in 2006, $840 in 2005 and $692 in 2004.

Future minimum lease payments under non-cancelable operating leases (with initial or remaining lease terms in excess of one year) as of April 30, 2006 are as follows:
                                Operating
                                  Leases
                              ______________
Year ending April 30:
2007                          $     417
2008                                389
2009                                397
2010                                404
2011 and thereafter                 394
                              ______________
Total minimum lease payments  $   2,001
                              ==============


Purchases

At April 30, 2006, the Company had open purchase orders outstanding totaling $814 primarily for inventory items to be delivered in the first quarter of fiscal 2007. These purchase orders are cancelable.


License Agreements

The Company has entered into certain licensing agreements with varying terms and conditions. The Company is obligated to pay royalties on certain of these agreements. In fiscal 2004, an agreement was reached with another company to use their patented technology through the date of the agreement. Royalties totaling $660 were accrued in fiscal 2004 and paid in fiscal 2005. The Company ceased using this technology in fiscal 2004.


Legal Proceedings

The Company is not involved in any claim or legal action, which in the opinion of management, would have a material effect on the Company's consolidated financial position, results of operations or liquidity.


(7) Employee Benefit Plan

The Company has a defined contribution plan (the Plan) which is available to all qualified employees. Employees may elect to contribute a portion of their compensation to the Plan, subject to certain limitations. The Company contributes a percentage of the employee' s contribution, subject to a maximum of 6 percent of the employee's eligible compensation, based on the employee' s years of service. The Company's matching contributions aggregated approximately $250, $268 and $273 in 2006, 2005 and 2004, respectively.

(8) Revenues by Geographic Location

The Company operates in one business segment and develops, manufactures and markets a variety of memory systems for use with servers and workstations which are manufactured by various companies. Revenues and total assets for 2006, 2005 and 2004 by geographic region is as follows:

                          United   Europe    Other*  Consolidated
                          States
                         _______  _______   ______   ____________
April 30, 2006
  Revenues             $  29,321 $  9,151   $ 3,323     $  41,795
  Total assets         $  25,761 $    447   $    28     $  26,236
  Long lived assets    $     846 $      0   $     0     $     846

April 30, 2005
  Revenues             $  50,210 $  8,716   $ 6,758     $  65,684
  Total assets         $  25,866 $    281   $     0     $  26,147
  Long lived assets    $   2,028 $      0   $     0     $   2,028

April 30, 2004
  Revenues             $  43,780 $ 10,994   $ 7,210     $  61,984
  Total assets         $  20,963 $    949   $     0     $  21,912
  Long lived assets    $   2,811 $     47   $     0     $   2,858

*Principally Asia Pacific Region


(9) Quarterly Financial Data (Unaudited)

                                               Quarter Ended
Fiscal 2006                    July 31   October 31   January 31   April 30
___________                    _______   __________   __________   ________

Revenues                       $13,944      $ 9,858      $ 9,220    $ 8,773
Gross profit                     4,198        2,973        2,700      2,466

Net earnings                       931          353        1,405         83
Net earnings per diluted
common and common equivalent
share                              .11          .04          .16        .01

                                               Quarter Ended
                               ____________________________________________
Fiscal 2005                    July 31   October 31   January 31   April 30
___________                    _______   __________   __________   ________

Revenues                       $15,791      $20,322      $14,431    $15,140
Gross profit                     4,051        4,506        3,010      4,301

Net earnings                     1,167        1,526          147      3,875
Net earnings per diluted
common and common equivalent
share                              .13          .17          .02        .44





Earnings per share is calculated independently for each quarter and therefore may not equal the total for the year.

         REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS



The Board of Directors and Stockholders
Dataram Corporation:


We have audited the accompanying consolidated balance sheet of Dataram Corporation and Subsidiaries as of April 30, 2006, and the related consolidated statements of earnings, stockholders' equity and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Dataram Corporation and Subsidiaries as of April 30, 2006, and their results of operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.


/s/ J.H. COHN LLP


Lawrenceville, New Jersey
May 23, 2006


The Board of Directors and Stockholders
Dataram Corporation:


We have audited the accompanying consolidated balance sheet of Dataram Corporation and subsidiaries as of April 30, 2005 and the related consolidated statements of earnings, stockholders' equity, and cash flows for the years ended April 30, 2005 and 2004. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Dataram Corporation and subsidiaries as of April 30, 2005, and the results of their operations and their cash flows for the years ended April 30, 2005 and 2004, in conformity with U.S. generally accepted accounting principles.


/s/ KPMG LLP


Short Hills, New Jersey
July 8, 2005



Selected Financial Data

(Not covered by Independent Registered Public Accounting Firms' Reports) (In thousands, except per share amounts)

Years Ended April 30,        2006       2005       2004       2003      2002
______________________       ____       ____       ____       ____      ____

Revenues                $  41,795   $ 65,684   $ 61,984  $  53,529  $ 81,190
Net earnings (loss)         2,772      6,715      2,271    (15,604)   (8,101)
Basic earnings (loss)
per share                     .33        .78        .27      (1.84)     (.95)
Diluted earnings (loss)
per share                     .31        .74        .25      (1.84)     (.95)
Current assets             24,108     23,435     19,004     15,619    21,800
Total assets               26,236     26,147     21,912     20,207    42,562
Current liabilities         2,710      3,966      5,508      6,186     8,257
Long-term debt                  -          -          -          -     3,800
Total stockholders'
equity                     23,526     22,181     16,404     14,021    29,828
Cash dividends paid         1,773          -          -          -         -

DIRECTORS AND CORPORATE OFFICERS

Directors


Robert V. Tarantino
Chairman of the Board of Directors,
President and Chief Executive Officer
of Dataram Corporation


Thomas A. Majewski*
Principal, Walden Inc.

Bernard L. Riley*
Private Investor

Roger C. Cady*
Principal, Arcadia Associates

Rose Ann Giordano*
President, Thomis Partners

John H. Freeman*
Chief Operating Officer, Taratec Development Corporation


*Member of audit committee


Corporate Officers

Robert V. Tarantino
President and Chief Executive Officer


Mark E. Maddocks
Vice President, Finance and
Chief Financial Officer

Jeffrey H. Duncan
Vice President of Manufacturing
and Engineering

Tony Pawlik
Vice President of Sales

Anthony M. Lougee
Controller

Thomas J. Bitar
Secretary
Member, Dillon, Bitar & Luther, L.L.C.



Corporate Headquarters
Dataram Corporation
186 Princeton Road (Route 571)
West Windsor, NJ  08550
609-799-0071


Auditors

J.H. COHN LLP
Lawrenceville, NJ

General Counsel

Dillon, Bitar & Luther, L.L.C.
Morristown, NJ


Transfer Agent and Registrar

American Stock Transfer and Trust Company
10150 Mallard Creek Drive
Suite 307
Charlotte, NC  28262


Stock Listing

Dataram' s common stock is listed on
the NASDAQ with the trading symbol DRAM.


Annual Meeting

The annual meeting of shareholders
will be held on Wednesday, September 13, 2006, at 2:00 p.m. at Dataram's corporate headquarters at:
186 Princeton Road (Route 571)
West Windsor, NJ 08550


Form 10-K
A copy of the Company's Annual Report
on Form 10-K filed with the Securities
& Exchange Commission is available
without charge to shareholders.

Address requests to:

Vice President, Finance
Dataram Corporation
186 Princeton Road (Route 571)
West Windsor, NJ  08550





















Corporate Headquarters
Dataram Corporation
186 Princeton Road (Route 571)
West Windsor, NJ 08550
Toll Free: 800-DATARAM
Phone: 609-799-0071
Fax: 609-799-6734
www.dataram.com




     End of Document